Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration No. 333-181817

Relating to the Preliminary

Prospectus Supplement dated April 20, 2015

(To Prospectus dated May 31, 2012)

PRESS RELEASE

FOR IMMEDIATE RELEASE

April 20, 2015

Contact: Keith Schroeder

Chief Financial Officer

(918) 824-4605

ORCHIDS PAPER PRODUCTS COMPANY ANNOUNCES PLANS FOR NEW

FACILITY IN SOUTHEASTERN U.S., DECLARES DIVIDEND OF $0.35 PER SHARE

AND REPORTS 2015 FIRST QUARTER RESULTS

PRYOR, OKLAHOMA (April 20, 2015) – Orchids Paper Products Company (NYSE MKT: TIS) today reported the following.

Executive Summary:

•	New Southeastern U.S. facility:
▪	The Company intends to build an integrated tissue paper facility in Barnwell, SC with paper making capacity of between 35,000 and 40,000 tons per year and converting capacity of between 30,000 and 32,000 tons per year.
▪	Includes new paper machine and converting equipment.
•	First Quarter dividend:
▪	The Company’s Board of Directors authorized a quarterly cash dividend of $0.35 per outstanding share of the Company’s common stock.
•	First Quarter results:
▪	Net sales increased $9.7 million, or 35%, to $37.4 million, compared with $27.8 million in the same period of 2014. Net sales for 2015 did not include any parent roll sales due to our new paper machine project in Pryor.
▪	Net sales of converted product increased $11.3 million, or 43%, to $37.4 million, compared to $26.2 million in the same period of 2014, reflecting the success of the Company’s national growth strategy for converted product sales.
▪	The new paper machine in Pryor, OK successfully started production on March 8th and is currently meeting our run rate expectations.
▪	Net income for the first quarter of 2015 totaled $1.2 million, which represented a decrease of $1.4 million, or 53%, compared to the same period of 2014. Net income was negatively affected by costs associated with the installation of the Company’s new paper machine in Pryor, which is now operational.
▪	Adjusted EBITDA for the first quarter of 2015 totaled $4.8 million, which represented a decrease of $1.4 million, or 22%, compared to the same period of 2014. Adjusted EBITDA was also negatively affected by costs associated with the new paper machine project in Pryor.
▪	Adjusted net income for the first quarter of 2015 was $1.4 million, compared with $2.8 million of adjusted net income in the same period of 2014.

▪	Adjusted net income per share for the first quarter of 2015 was $0.16 per diluted share compared with $0.34 of adjusted net income per diluted share in 2014.

The Company today announced that its Board of Directors has approved plans to build an integrated manufacturing site in Barnwell, South Carolina. The project will include a tissue paper machine with paper making capacity between 35,000 and 40,000 tons per year and two converting lines with converting capacity between 30,000 and 32,000 tons per year, which are capable of producing value through ultra-premium grades of tissue products.

“This project furthers our vision to become a national supplier of high quality consumer tissue products. Our June 2014 partnership with Fabrica provided the first step towards that goal by expanding our reach to the West Coast, beyond our original Oklahoma manufacturing site. The next step is our planned Barnwell facility, which is being built specifically to expand our geographic reach to best serve existing and new customers on the East Coast and to be world class in our capabilities to design and manufacture high quality products with a competitive cost advantage,” stated Jeff Schoen, President and Chief Executive Officer.

We expect that the total cost of the facility will be approximately $110 million to $127 million, which will be deployed over the next two years, with approximately 40% occurring in 2015 and the remainder in 2016 and early 2017. The Barnwell facility will include a paper machine, a recycling facility, two converting lines, buildings to house the paper machine and converting lines and land. The Company expects to fund this project using the proceeds from a potential follow-on common stock offering, additional bank borrowings and cash flow from operations. The Company intends to break ground during the second quarter of this year. Build-out and start-up of the converting lines will come in phases, with the first line expected to become operational at the end of 2015 and the second line to become operational in the second quarter of 2016. Engineering and construction of the paper machine are expected to begin in the second quarter of 2015 and it is expected to become operational in early 2017.

Mr. Schoen further stated, “We anticipate that the Barnwell facility, in conjunction with our access to structured tissue paper on the West Coast, will increase our ultra-premium tissue offerings across the U.S., as well as provide high quality products across our value and premium offerings. Local and state governmental entities in South Carolina provided strong economic incentives for the Barnwell project. We anticipate the facility will employ approximately 130 full time employees.”

“As discussed in previous earnings calls, we expected to face strong cost headwinds in the first quarter of 2015 due to the effects of our new paper machine project in Pryor. The headwinds of the cost of purchased parent rolls, lower fixed cost absorption and lost parent roll sales were put behind us by the successful start-up of a new paper machine in March. We are pleased that the machine has now reached full operating rates and will begin to realize the effects of approximately $6 million in annual increased EBITDA from the machine beginning in the second quarter of 2015. We are also pleased that net sales of converted products increased over last year, providing a solid base from which to grow for the future.”

Mr. Schoen concluded, “We also began installation of a new converting line at our Pryor location during the first quarter. We believe this line, along with continued optimization of our existing assets, will further improve our manufacturing flexibility, capacity and cost structure, providing Orchids with the opportunity to continue to competitively grow its sales in the center of the country. We expect to incur some initial startup costs during the second and third quarters of 2015 as we bring the new capacity to full operation.”

Dividend Declared

On April 17, 2015, the Orchids Board of Directors declared a quarterly dividend of $0.35 per share to be paid on May 18, 2015 to stockholders of record at the close of business on May 4, 2015. “This seventeenth consecutive quarterly dividend, and eighth at the 35 cents per share rate, demonstrates the continued confidence of the Board of Directors in the long-term growth and strategy of our business and our ability to maintain dividends while growing Orchids’ national presence," stated Steve Berlin, Chairman of the Board.

Three-month period ended March 31, 2015

Net sales in the quarter ended March 31, 2015 were $37.4 million, an increase of 35% compared to $27.8 million in the same period of 2014. Net sales of converted product comprised the entire $37.4 million of net sales in the 2015 quarter, an increase of 43% compared to $26.2 million in the in the same quarter last year. There were no net sales of parent rolls in the first quarter of 2015 due to the demolition of two paper machines in conjunction with our new paper machine project, which represented a decrease of $1.6 million compared to the same quarter of 2014. The increase in converted product net sales was primarily due to a 54% increase in converted product tonnage shipped, which was partially offset by a 7% decrease in net selling price per ton. Shipments under the Supply Agreement with Fabrica comprised 85% of the increase in converted product tonnage shipped, while shipments from the Company’s Pryor location comprised 15% of the increase. The decrease in selling price was due to a change in mix of converted products sold, primarily due to “away from home” sales associated with the Fabrica transaction, which typically have a lower selling price than “at home” sales.

Net income for the first quarter of 2015 was $1.2 million, a decrease of $1.4 million, or 53%, compared to $2.6 million in the same period in 2014. EBITDA was $4.6 million, a decrease of $1.5 million, or 25%, compared to $6.0 million in 2014. During the first quarter of 2015, we incurred $102,000 in additional non-cash expenses related to stock options granted to management. As such, Adjusted EBITDA, which we define as earnings before interest, taxes, depreciation and amortization adjusted to exclude stock-based compensation expenses and expenses related to business acquisitions and demolition of property, plant and equipment, was $4.8 million, or 12.9% of net sales, in the first quarter of 2015, compared to $6.2 million, or 22.4% of net sales for the same period in the prior year. Net income adjusted to exclude these expenses was $1.4 million, a decrease of $1.4 million, or 49%, compared with $2.8 million of adjusted net income in the same period of 2014, and diluted net income per share as adjusted to exclude these expenses was $0.16 per diluted share for the first quarter of 2015 compared with $0.34 per diluted share in the same period in 2014.

Gross profit for the first quarter of 2015 was $4.8 million, a decrease of $1.2 million, or 20%, when compared with a gross profit of $6.0 million in the prior year quarter. Gross profit as a percent of net sales was 12.8% in the first quarter of 2015 compared to 21.7% for the same period in 2014. As a percent of net sales, gross profit decreased primarily due to higher paper production costs on a per ton basis related to the new paper machine project and higher converting production costs on a per unit basis. As part of the new paper machine project in the Oklahoma facility, two paper machines were de-commissioned in September of 2014. This had the effect of reducing production and reducing fixed cost absorption during the construction phase of the project. The reduced production also resulted in the need to purchase parent rolls in the open market to supplement our paper making capacity. During the quarter, we consumed approximately 2,700 tons of purchased parent rolls at a cost of approximately $3 million. In addition, fiber prices were higher in the quarter over quarter comparison. As a result, the cost of paper shipped from the Oklahoma facility increased by $3.0 million compared to the same quarter in the previous year, resulting in an eight percentage point reduction in gross profit margin. Furthermore, maintenance and repair expenses increased due to approximately $300,000 of costs incurred to repair wastewater equipment during the quarter. Converting production costs also increased on a per case basis. Higher labor costs and higher maintenance and repairs expense were the primary drivers of the increase, which were partially offset by lower outside warehousing expenses and lower relocation expenses.

Selling, general and administrative expenses in the first quarter of 2015 totaled $2.5 million, an increase of $318,000, or 15%, compared to the same period in the prior year. The increase was primarily due to increased non-cash expenses related to stock options granted to management in 2014, as discussed above, increased professional fees, and increased wages primarily related to additional salespeople to support the Fabrica transaction in June 2014, which were partially offset by lower artwork related expenses in the 2015 quarter. Selling, general and administrative expenses as a percent of net sales in the 2015 quarter were 6.7% compared to 7.8% for the prior year quarter.

Interest expense for the first quarter of 2015 totaled $214,000 compared to interest expense of $13,000 in the same period in 2014. Interest expense for 2014 excludes $73,000 of interest capitalized on significant projects during the quarter. The higher level of total interest in 2015 resulted from higher debt balances due primarily to additional debt incurred in conjunction with the Fabrica transaction and additional borrowings under our revolving line of credit to finance capital expenditures.

As of March 31, 2015, the effective tax rate for the full year is estimated to be 34.4%.

Cash provided by operations for the three-month period ended March 31, 2015 was $5.6 million compared to $4.8 million in the prior year period. The increase in cash provided by operations is primarily due to a decrease in accounts receivable and increases in accounts payable and accrued liabilities, which were partially offset by an increase in inventories. Cash used in investing activities, which related almost entirely to capital expenditures, was $10.9 million in the first quarter of 2015 compared to $1.8 million in the prior period. During the first quarter of 2015, cash provided by financing activities was $7.6 million, compared to cash used in financing activities of $3.0 million in the 2014 period. In 2015, $13.1 million of borrowings under the Company’s line of credit were received, which were offset by $675,000 million of debt repayments and a decrease in bank overdrafts of $1.7 million. In 2014, debt repayments totaled $288,000. For the three-month period ended March 31, 2015, dividend payments totaled $3.1 million, compared to $2.8 million in the same period in 2014.

Total long-term debt outstanding as of March 31, 2015 was $48.8 million and net cash totaled $3.3 million. As a result, Net Debt outstanding as of March 31, 2015 was $45.5 million.

Conference Call/Webcast

The Company’s previously announced teleconference to discuss its first quarter results on Thursday, April 23, 2015 will not be held.

Non-GAAP Financial Measures

This press release contains non-GAAP financial measures. A non-GAAP financial measure is a numerical measure of a company’s financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States in the statement of income, balance sheet or statement of cash flows of a company. The five non-GAAP financial measures used within this press release are: (1) EBITDA, (2) Adjusted EBITDA, (3) Adjusted Net Income, (4) Adjusted Diluted Net Income Per Share and (5) Net Debt.

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Net Income Per Share are not measurements of financial performance under GAAP and should not be considered as an alternative to net income, operating income, diluted net income per share or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity. EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA excludes stock-based compensation expense, expenses related to business acquisitions and costs to demolish property, plant and equipment. Adjusted Net Income excludes after-tax stock-based compensation expense, expenses related to business acquisitions and costs to demolish property, plant and equipment. Adjusted Diluted Net Income Per Share is calculated by dividing Adjusted Net Income by the number of diluted weighted average shares outstanding. Management believes EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Net Income Per Share facilitate operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), the age and book depreciation of facilities and equipment (affecting relative depreciation expense) non-cash compensation (affecting stock-based compensation expense) and sporadic expenses (including costs of business acquisitions and demolition costs).

Net Debt is not a measurement of financial performance under GAAP and should not be considered as an alternative to total debt outstanding, total liabilities or any other performance measure derived in accordance with GAAP. Net Debt represents total debt outstanding reduced by cash and short-term investments on hand. Management believes the presentation of Net Debt provides the reader with additional information regarding the Company’s liquidity and debt leverage positions.

Forward-Looking Statements

This release contains forward-looking statements that involve certain contingencies and uncertainties. The Company intends these forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “will” or “continue” or the negative of such terms or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.

Factors that could materially affect the Company’s actual results, levels of activity, performance or achievements include, without limitation, those detailed under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 9, 2015.

The Company’s actual results may be materially different from what it expects. The Company does not undertake any duty to update these forward-looking statements after the date hereof, even though the Company’s situation may change in the future. All of the forward-looking statements herein are qualified by these cautionary statements.

About Orchids Paper Products Company

Orchids Paper Products Company is a customer-focused, national supplier of high quality consumer tissue products primarily serving the at home private label consumer market. The Company produces a full line of tissue products, including paper towels, bathroom tissue and paper napkins, to serve the value through ultra-premium quality market segments from its operations in northeast Oklahoma and Mexicali, Mexico. The Company provides these products primarily to retail chains throughout the United States. For more information on the Company and its products, visit the Company’s website at http://www.orchidspaper.com.

Orchids Paper Products Company and Subsidiaries
Selected Financial Data
(in thousands, except tonnage and per share data)

	Three Months Ended March 31,
	2015	2014
	(unaudited)	(unaudited)
Converted Product Net Sales	$37,415	$26,154
Parent Roll Net Sales	-	1,605
Net Sales	37,415	27,759
Cost of Sales	32,629	21,741
Gross Profit	4,786	6,018
Selling, General and Administrative Expenses	2,497	2,179
Intangibles Amortization	377	-
Operating Income	1,912	3,839
Interest Expense	214	13
Other (Income) Expense, net	(186)	1
Income Before Income Taxes	1,884	3,825
Provision for Income Taxes	648	1,182
Net Income	$1,236	$2,643

Average number of shares outstanding, basic	8,755,116	8,063,322
Average number of shares outstanding, diluted	8,823,976	8,153,007

Net income per share:
Basic	$0.14	$0.33
Diluted	$0.14	$0.32

Cash dividends paid	$3,066	$2,825
Cash dividends per share	$0.35	$0.35

Operating Data:
Converted Product Tons Shipped	18,837	12,234
Parent Roll Tons Shipped	-	1,786
Total Tons Shipped	18,837	14,020

Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$5,551	$4,813
Investing Activities	$(10,943)	$(1,780)
Financing Activities	$7,645	$(3,014)

	As of
	March 31,	December 31,
	2015	2014
	(unaudited)
Balance Sheet Data:
Cash	$3,274	$1,021
Accounts Receivable, net	8,106	9,121
Inventory, net	11,191	9,650
Other Current Assets	5,677	6,240
Property Plant and Equipment	180,494	169,551
Accumulated Depreciation	(51,919)	(49,831)
Net Property Plant and Equipment	128,575	119,720
Intangibles and Goodwill, net	24,420	24,797
Other Long Term Assets	183	190
Total Assets	$181,426	$170,739

Accounts Payable and Bank Overdrafts	$12,217	$13,097
Accrued Liabilities	4,619	3,747
Total Debt	48,760	36,362
Deferred Income Taxes	16,856	17,020
Total Stockholders' Equity	98,974	100,513
Total Liabilities and Stockholders' Equity	$181,426	$170,739

Orchids Paper Products Company and Subsidiaries
Selected Financial Data
(in thousands, except tonnage and per share data)

Non-GAAP Measurements (unaudited)

	Three Months Ended March 31,
	2015	2014
EBITDA Reconciliation:
Net Income	$1,236	$2,643
Plus: Interest Expense	214	13
Plus: Income Tax Expense	648	1,182
Plus: Depreciation	2,088	2,209
Plus: Intangibles Amortization	377	-
Earnings Before Interest, Income Tax and Depreciation and Amortization (EBITDA)	$4,563	$6,047

	Three Months Ended March 31,
	2015	2014
Adjusted EBITDA Reconciliation:
EBITDA	$4,563	$6,047
Plus: Stock Compensation Expense	267	165
Adjusted Earnings Before Interest, Income Tax and Depreciation and Amortization (Adjusted EBITDA)	$4,830	$6,212

	Three Months Ended March 31,
	2015	2014
Adjusted Net Income Reconciliation:
Net income	$1,236	$2,643
Plus: Stock Compensation Expense, net of tax	175	114
Adjusted Net income	$1,411	$2,757

Adjusted Diluted Net Income Per Share	$0.16	$0.34

	As of
	March 31,	December 31,
	2015	2014
Net Debt Reconciliation:
Current Portion Long-Term Debt	$2,700	$2,700
Long-Term Debt	46,060	33,662
Total Debt	48,760	36,362
Less: Cash, net of Bank Overdrafts	(3,274)	685
Net Debt	$45,486	$37,047

The Company has filed a registration statement (including accompanying prospectus and documents incorporated therein by reference) with the SEC for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus, the documents incorporated in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Jefferies LLC, 520 Madison Ave., 2nd Floor, New York, NY 10022, 877-547-6340, email: Prospectus_Department@Jefferies.com.